Issuer Free Writing Prospectus, dated August 13, 2021F iled Pursuant to Rule 433 Relating to Prospectus Supplement dated November 13, 2019 to Prospectus dated May 23, 2018 Registration No. 333-224990 Series T Redeemable Preferred Stock ▪ 6.15% Annual Dividend; PAID MONTHLY1 | DIVIDEND REINVESTMENT AVAILABLE▪ Senior Position TO THE PUBLICLY-TRADED COMMON STOCK▪ Principal Growth WITH ANNUAL STOCK DIVIDENDP RICE PER SHARE: $25.00$500,000,000 Redeemable Preferred Stock OfferingBluerock Residential Growth REIT (“BRG”) is a publicly traded, NYSE American listed real estate investment trust (REIT) that acquires well-located, Class A apartment properties in growth markets across the United States. With over 17,900 units and over $2.4 billion in property assets, BRG seeks to maximize returns though investments where we believe we can drive substantial growth in funds from operations and net asset value. The security investment described herein relates solely to BRG’s Series T Redeemable Preferred Stock, a non-traded securities of BRG which have not been listed on any exchange. The risks and rewards of investing in the Series T Redeemable Preferred Stock are separate and distinct from an investment in BRG’s common stock listed on the NYSE American. This is neither an offer to sell nor a solicitation of an offer to buy the securities described herein. An offering is made only by the prospectus. This sales and advertising literature must be read in conjunction with the prospectus in order to understand fully all of the implications and risks of the offering of securities to which it relates. A copy of the prospectus must be made available to you in connection with this offering. Neither the Attorney-General of the State of New York nor any other State regulators have passed on or endorsed the merits of this offering. Any representation to the contrary is unlawful. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1.877.826.2583. * Payment of Dividends is not guaranteed. Dividends have been paid on our Class A common stock since May 5, 2014. Such dividends were paid on a monthly basis at a quarterly rate of $0.29 per share through December 31, 2017 and at a quarterly rate of $0.1625 per share thereafter. From May 5, 2014 through June 30, 2021, we have paid total common stock dividends, including dividends reinvested through our dividend reinvestment plan, of $132,794,446, of which on a cumulative basis, approximately 15% were paid from sources other than cash flows from operations, including from the proceeds of our equity offerings. In addition, the Company has issued Series A Preferred Stock, Series B Redeemable Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, and Series T Redeemable Preferred Stock. The Series B Redeemable Preferred Stock carries a 6.00% stated dividend rate, the Series C Preferred Stock carries a 7.625% stated dividend rate, the Series D Preferred Stock carries a 7.125% stated dividend rate, and the Series T Redeemable Preferred Stock carries a 6.15% stated dividend rate. The Series A Preferred Stock carried an 8.25% stated dividend rate and all outstanding shares of our Series A Preferred Stock were redeemed on February 26, 2021. From May 5, 2014 through June 30, 2021, we have paid total preferred stock dividends of $204,813,656, all of which were paid from cash flows from operations. stated dividend rate and all outstanding shares of our Series A Preferred Stock were redeemed on February 26, 2021. From May 5, 2014 through June 30, 2021, we have paid total preferred stock dividends of $204,813,656, all of which were paid from cash flows from operations.